================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________

                                AMENDMENT NO. 8*
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                   __________

                    Supermarkets General Holdings Corporation
                            (Name of Subject Company)
                                   __________

                      Koninklijke Ahold N.V. (Royal Ahold)
                                  Croesus, Inc.
                               Ahold U.S.A., Inc.
                             Ahold Acquisition, Inc.
                                    (Bidders)
                                   __________

            $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                           par value $0.01 per share
                         (Title of Class of Securities)
                                   __________

                                    86844620
                      (CUSIP Number of Class of Securities)
                                   __________

                              Mr. Ton van Tielraden
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                        1507 EH Zaandam, The Netherlands
                               011-31-75-659-5671

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                   __________

                                    Copy to:



                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200



______________
* Constituting the final amendment to Schedule 14D-1.

SCHEDULE 14D-1
---------------------------------
CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         ___ (a)
                                                                         ___ (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ___
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ___
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Croesus, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         ___ (a)
                                                                         ___ (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ___
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ___
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         ___ (a)
                                                                         ___ (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ___
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ___
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

         This Amendment No. 8 is the final amendment to the Schedule 14D-1 filed on March 15, 1999, as amended, relating to the offer by Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of Ahold U.S.A., Inc., a Delaware corporation ("Ahold U.S.A."), an indirect wholly-owned subsidiary of Croesus Inc., a Delaware corporation ("Croesus") and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V. (also referred to as Royal Ahold), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), to purchase for cash all of the issued and outstanding shares of the $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.


Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         Items 3(a)-(b) are amended and supplemented by adding at the end thereof the following:

         "On  December  16,  1999,   Parent   notified  SMG-II  that  Parent  is
terminating the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement in accordance with their respective terms.

         As a result of the termination of the SMG-II Merger Agreement, Purchaser has terminated the Offer."


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         Item 7 is amended and supplemented by incorporation herein by reference of the information set forth above under Item 3 (Past Contacts, Transactions or Negotiations with the Subject Company).


Item 10. Additional Information.

         Items 10 (a) and (f) are amended and supplemented by adding at the end thereof the following:

         "On December 16, 1999, Parent announced that Purchaser has terminated the Offer. No Shares were purchased pursuant to the Offer and Purchaser has instructed the Depositary to return all Shares tendered to the tendering shareholders. The full text of the press release issued by Parent on December 16, 1999 with respect to the termination of the Offer is filed herewith as Exhibit (a)(15) and is incorporated herein by reference."


Item 11. Material to be Filed as Exhibits

         The following is hereby added as an exhibit:

         Exhibit (a)(15) Press Release dated December 16, 1999.

                                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1999       KONINKLIJKE AHOLD N.V.
                               By: /s/ R. G. TOBIN
                                   ---------------
                                   Name: R.G. Tobin
                                   Title: Executive Vice President

                               CROESUS, INC.
                               By: /s/ R. G. TOBIN
                                   ---------------
                                   Name: R.G. Tobin
                                   Title: President and Chief Executive Officer

                               AHOLD U.S.A., INC.
                               By: /s/ R. G. TOBIN
                                   ---------------
                                   Name: R. G. Tobin
                                   Title: President and Chief Executive Officer

                               AHOLD ACQUISITION, INC.
                               By: /s/ R. G. TOBIN
                                   ---------------
                                   Name: R. G. Tobin
                                   Title: President